Exhibit 99.1

THE OFFER AND SALE OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR AN AVAILABLE EXEMPTION THEREFROM. THE MAKER MAY REQUIRE AN OPINION OF COUNSEL SATISFACTORY TO IT TO THE EFFECT THAT ANY PROPOSED TRANSFER OF THIS NOTE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

SECURED PROMISSORY NOTE

Effective Date: August 18, 2026

Principal Amount: $3,000,000

Note No.: 1

For value received, Second Spring Water, Inc., a Delaware corporation (the “Company” or the “Maker”), hereby promises to pay to the order of Air Water Ventures Holdings Limited, a Cayman Islands exempted company (the “Holder” or the “A1R Noteholder”), in lawful money of the United States and in immediately available funds, except as otherwise provided in this Note or in the Agreement Among Noteholders described in Section 1, the principal amount of Three Million Dollars ($3,000,000) (the “Principal Amount”), together with interest on the outstanding Principal Amount at a rate of six percent (6.0%) per annum. This Note becomes effective, and interest commences to accrue on the outstanding Principal Amount, only upon the Funding Date, and interest shall accrue on a simple basis on the outstanding Principal Amount from the Funding Date until the Principal Amount is paid in full, cancelled, or otherwise satisfied in accordance with the terms of this Note. Interest shall be computed on the basis of a year of three hundred sixty-five (365) days for the actual number of days elapsed. The Principal Amount, together with all accrued and unpaid interest, shall be due and payable in full on the Maturity Date, unless earlier paid, cancelled, or otherwise satisfied as provided in this Note and the Agreement Among Noteholders. “Funding Date” means the date on which the Principal Amount of this Note is actually advanced to or for the account of the Maker in accordance with the Agreement Among Noteholders, which is the same date on which the advances under both Bridge Notes are actually and concurrently released in accordance with Section 9 of the Agreement Among Noteholders. “Maturity Date” means the date that is two (2) months after the Funding Date, subject to automatic extension as provided in Section 3.

1.	Series of Notes. This Note is one of a series of secured promissory notes issued by the Maker in the aggregate original principal amount of Four Million Five Hundred Thousand Dollars ($4,500,000) (collectively, the “Bridge Notes”), consisting of (a) this Note in the original principal amount of $3,000,000 (the “A1R Note”) and (b) a Secured Convertible Promissory Note of even date herewith made by the Maker in the original principal amount of $1,500,000. The rights and obligations of the holders of the Bridge Notes (collectively, the “Noteholders”, and each, a “Noteholder”) are governed by, and are subject to, that certain Agreement Among Noteholders, dated as of the date of this Note, by and among the Noteholders, the Maker, the Acquiror, and the PIPE Issuer (as amended, restated, or otherwise modified from time to time, the “Agreement Among Noteholders”). Capitalized terms used but not defined in this Note have the meanings given to them in the Agreement Among Noteholders, including “Collateral”, “Collateral Agent”, “Collection Account”, “Secured Obligations”, “Secured Parties”, “Grantor”, “Required Noteholders”, “Permitted Liens”, “Business Day”, “Closing Sequence”, “Operative Acquisition Documents”, “Air Water Acquisition Termination Event”, “Prohibited Use”, “Acquiror”, “PIPE Issuer”, “Air Water Party”, “ABC Acquisition”, “Closing PIPE Completion”, and “Air Water Business Combination”. The Bridge Notes are issued in contemplation of the acquisition by the Acquiror, or its permitted acquisition vehicle, of the Proud Source Water business and related assets from the Maker and/or Proud Source Water Holdings, LLC, as applicable under the Operative Acquisition Documents (the “Air Water Acquisition”), as described in the letter of intent between the Acquiror and Second Spring Water, Inc., dated as of the date of the Agreement Among Noteholders (the “LOI”), and in the other Operative Acquisition Documents. The LOI and any definitive acquisition agreement for the Air Water Acquisition are separate Operative Acquisition Documents. References in this Note to the Air Water Acquisition are to the transaction as described in the Operative Acquisition Documents. The Air Water Acquisition is “pending” at all times before the earlier of its consummation and an Air Water Acquisition Termination Event, so long as at least one Operative Acquisition Document remains in effect or a definitive acquisition agreement for the Air Water Acquisition has been executed and not terminated.

2.	Satisfaction and Cancellation at Closing. Concurrently with the consummation of the Air Water Acquisition, and as part of the Closing Sequence set forth in the Agreement Among Noteholders, the A1R Cancellation Amount and all other obligations of the Maker under this Note shall automatically, and without any further action by any person, be deemed satisfied in full, cancelled, and discharged, and this Note shall be of no further force or effect. The cancellation is automatic and is not conditioned on the surrender of this Note or the delivery of a lost-note affidavit; the Holder shall surrender this Note to the Maker marked cancelled, or, if this Note has been lost, shall deliver a customary lost-note affidavit, promptly following the closing as a ministerial matter. The common lien on the Collateral shall be released only as provided in the Agreement Among Noteholders and only upon the discharge of all Secured Obligations then due under both Bridge Notes. No Air Water Party, in its capacity as the Acquiror or the PIPE Issuer, shall assume, or have any liability with respect to, this Note or any obligation of the Maker under this Note. This does not limit the Acquiror’s express obligations as an acquisition party, including under the Operative Acquisition Documents, the PIPE Issuer’s obligation to issue the Closing PIPE Securities, or the A1R Noteholder’s separate obligations in its capacity as a lender, Noteholder, or Collateral Agent. “A1R Cancellation Amount” means the outstanding Principal Amount of this Note, together with all accrued and unpaid interest on this Note, which is cancelled and discharged at the closing of the Air Water Acquisition and is not payable in cash by the Maker or by any Air Water Party.

3.	Failure to Close; Maturity Extension. If the Air Water Acquisition is not consummated on or before the earlier of the occurrence of an Air Water Acquisition Termination Event and the Maturity Date, except as expressly set forth in the Agreement Among Noteholders this Note shall remain a full-recourse secured obligation of the Maker, payable in accordance with its terms and subject to acceleration and enforcement of the Collateral solely as provided in the Agreement Among Noteholders. If the Maturity Date occurs while the Air Water Acquisition remains pending, the Maturity Date may be extended by mutual agreement of the Noteholders, the Acquiror and the Borrower. If an Air Water Acquisition Termination Event shall occur, the Maturity Date shall automatically extend, without any further action by any person, until the date that is six (6) months after such Air Water Acquisition Termination Event. No Air Water Party shall have any obligation to repay, or any liability with respect to, this Note if the Air Water Acquisition is not consummated.

4.	Interest. Interest shall accrue on the outstanding Principal Amount at the rate set forth above from the Funding Date until this Note is paid in full, cancelled, or otherwise satisfied, and shall be payable on the Maturity Date or, if earlier, on the date the Principal Amount is paid in full, except to the extent included in the A1R Cancellation Amount and cancelled at the closing of the Air Water Acquisition. Upon the occurrence and during the continuance of an Event of Default, the outstanding Principal Amount and, to the extent permitted by applicable law, accrued and unpaid interest shall bear interest at a rate per annum equal to the lesser of (a) 10.0% and (b) the maximum rate permitted by applicable law (the “Default Rate”).

5.	Payments. All payments under this Note shall be made in lawful money of the United States and shall be applied first to accrued and unpaid interest and then to the outstanding Principal Amount. All payments and distributions on account of the Bridge Notes, and all proceeds of the Collateral, shall be shared and applied among the Secured Parties on a pro rata basis in accordance with the Agreement Among Noteholders.

6.	Prepayment. Subject to the Agreement Among Noteholders, the Maker may prepay the Bridge Notes, in whole or in part, upon not less than three (3) Business Days’ prior written notice to the Collateral Agent and the Noteholders. Any prepayment shall be applied ratably across all Bridge Notes in proportion to their respective outstanding principal amounts, and no Bridge Note may be prepaid on a selective or non-pro rata basis. While the Air Water Acquisition remains pending, the Maker may not prepay any Bridge Note without the prior written consent of the Acquiror.

7.	Security. As security for the prompt payment and performance when due of all Secured Obligations, pursuant to the Agreement Among Noteholders, the Maker has granted in favor of the Collateral Agent, for the ratable benefit of the Secured Parties, a continuing security interest in and lien upon all right, title, and interest of the Maker in and to the Collateral, prior to all other liens except Permitted Liens and, with respect to the Collection Account and identifiable cash proceeds on deposit, the rights and priority of the depositary bank under applicable law and any other priority exceptions expressly permitted under the Agreement Among Noteholders. The Collateral, the common lien securing all Secured Obligations, and the grant of the common lien by each Grantor are described and made in the Agreement Among Noteholders and, for any Grantor other than the Maker, in a Grantor Joinder. The security interest granted under the Bridge Notes constitutes a single common lien securing all Secured Obligations, granted to and administered by the Collateral Agent under and in accordance with the Agreement Among Noteholders. The Maker authorizes the Collateral Agent to file such financing statements and amendments against the Maker as the Collateral Agent deems appropriate to perfect or protect the security interest in the Collateral owned by the Maker.

8.	Representations and Covenants. The Maker represents, warrants, and covenants as follows:

(a)	the Maker is duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to issue this Note, to grant the security interest in the Collateral, and to perform its obligations under the Bridge Notes and the Agreement Among Noteholders;

(b)	this Note and the Agreement Among Noteholders constitute the legal, valid, and binding obligations of the Maker, enforceable against the Maker in accordance with their terms;

(c)	the Maker owns the Collateral in which it grants a security interest free and clear of all liens other than the security interest securing the Secured Obligations and any Permitted Liens and, with respect to the Collection Account and identifiable cash proceeds on deposit, the rights and priority of the depositary bank under applicable law;

(d)	the Maker shall not change its legal name, jurisdiction of organization, or organizational form without at least ten (10) Business Days’ prior written notice to the Collateral Agent and the making of all filings necessary to maintain the perfection and priority (subject to Permitted Liens, the rights of the depositary bank, and the other priority exceptions stated in the Agreement Among Noteholders) of the security interest in the Collateral;

(e)	the Maker shall not sell, assign, or otherwise dispose of, or grant or suffer to exist any lien upon, the Collateral, except for the collection of accounts receivable in the ordinary course of business, Permitted Liens, with respect to the Collection Account and identifiable cash proceeds on deposit, the rights and priority of the depositary bank under applicable law, and the Air Water Acquisition consummated through the Closing Sequence;

(f)	the Maker shall comply with the use-of-proceeds, reporting, receivables, collateral, and Collection Account covenants set forth in the Agreement Among Noteholders; and

(g)	the Maker shall execute and deliver such further documents and take such further actions as the Collateral Agent reasonably requests to perfect, protect, and maintain the security interest in the Collateral.

9.	Events of Default. Each of the following constitutes an event of default under this Note (each, an “Event of Default”):

(a)	the Maker fails to pay any amount payable under this Note when due;

(b)	the Maker applies any Proud Source Funds in violation of the use-of-proceeds provisions of the Agreement Among Noteholders, applies any such funds to a Prohibited Use, or diverts any collections or proceeds of the Collateral in a manner not permitted under the Agreement Among Noteholders;

(c)	the Maker or any Grantor sells, disposes of, or grants or suffers any lien upon the Collateral, except as expressly permitted by the Bridge Notes and the Agreement Among Noteholders;

(d)	any collateral report, receivables aging, or representation regarding the Collateral is materially false or misleading when made or delivered;

(e)	the security interest ceases to be a valid and perfected lien, with the priority required under the Agreement Among Noteholders (subject to Permitted Liens, the rights of the depositary bank, and the other priority exceptions stated in the Agreement Among Noteholders), on any material portion of the Collateral, or the Maker or any Grantor contests in writing the validity, perfection, or priority of the security interest, or asserts that this Note or the Agreement Among Noteholders is invalid or unenforceable;

(f)	the Maker fails to perform or observe any other covenant or agreement in this Note or the Agreement Among Noteholders and, if curable, such failure continues for ten (10) Business Days after written notice from the Collateral Agent;

(g)	any representation or warranty made by the Maker in this Note or the Agreement Among Noteholders (other than one addressed in clause (d) above) proves to have been materially incorrect when made;

(h)	the Maker or any material Grantor (i) commences, or has commenced against it and not dismissed within sixty (60) days, any proceeding under any bankruptcy, insolvency, reorganization, or similar law; (ii) has a receiver, trustee, custodian, or similar official appointed for it or a substantial part of its property; (iii) makes a general assignment for the benefit of creditors; (iv) admits in writing its inability to pay its debts generally as they become due; (v) is dissolved or liquidated, or takes any action to dissolve or liquidate, other than the Air Water Acquisition consummated through the Closing Sequence; or (vi) takes any corporate action to authorize any of the foregoing; or

(i)	an Event of Default occurs under the other Note, or a material breach of the Agreement Among Noteholders by the Maker or any Grantor occurs and, if curable, continues beyond the cure period set forth in clause (f) above.

10.	Remedies. Upon the occurrence of an Event of Default described in Section 9(h), all amounts outstanding under this Note shall become immediately due and payable without any further action. Upon the occurrence and during the continuance of any other Event of Default, the Collateral Agent shall, at the direction of the Required Noteholders, declare all amounts outstanding under this Note immediately due and payable and exercise the rights and remedies available under the Agreement Among Noteholders and applicable law. No Noteholder may accelerate this Note or enforce the Collateral except through the Collateral Agent and in accordance with the Agreement Among Noteholders. The Maker shall pay on demand all reasonable and documented costs and expenses, including reasonable attorneys’ fees, incurred by the Collateral Agent or the Noteholders in enforcing this Note. The rights and remedies of the Collateral Agent and the Noteholders are cumulative and not exclusive of any other rights or remedies. The provisions of this Section 10 are subject to the provisions of the Agreement Among Noteholders relative to the limited recourse status of the Note held by any Disqualified Noteholder.

11.	Miscellaneous.

(a)	Usury Savings. Notwithstanding any other provision of this Note, the interest and other charges payable under this Note shall not exceed the maximum amount permitted by applicable law, and any amount collected in excess of such maximum shall be applied to reduce the Principal Amount or refunded to the Maker.

(b)	Waiver of Presentment. The Maker waives presentment, demand for payment, notice of dishonor, protest, and notice of protest.

(c)	Agreement Among Noteholders. This Note is entitled to the benefits of, and is subject to, the Agreement Among Noteholders. The Holder, by acceptance of this Note, agrees to be bound by the Agreement Among Noteholders, including its provisions regarding collateral administration, the Collateral Agent, voting, enforcement, sharing, turnover, transfer restrictions, and the closing treatment of the Notes.

(d)	Binding Effect. This Note binds and inures to the benefit of the Maker, the Holder, and their respective permitted successors and assigns. Nothing in this Note, express or implied, confers upon any person other than the parties and their permitted successors and assigns any right or remedy under this Note.

(e)	No Waiver. No failure or delay by the Holder or the Collateral Agent in exercising any right under this Note operates as a waiver, and no single or partial exercise of any right precludes any other or further exercise of that or any other right.

(f)	Assignment; Joinder. The Maker may not assign its rights or obligations under this Note without the prior written consent of the Required Noteholders, and any purported assignment without such consent is void. The Holder may transfer this Note only in accordance with the transfer restrictions and joinder requirements of the Agreement Among Noteholders, and any transferee shall execute and deliver a joinder to the Agreement Among Noteholders as a condition to the transfer. The appointment of the Holder, or its designee, as Collateral Agent does not automatically transfer with this Note.

(g)	Amendment. This Note may be amended, modified, or waived only in a writing executed by the Maker and the Required Noteholders, and, to the extent required by the Agreement Among Noteholders, with the consent of each affected Noteholder and of the Acquiror.

(h)	Governing Law. This Note is governed by, and shall be construed in accordance with, the laws of the State of New York, without giving effect to any conflict-of-laws principles that would require the application of the laws of another jurisdiction. The perfection and priority of the security interest in the Collateral are governed by the applicable choice-of-law rules under the Uniform Commercial Code, as provided in the Agreement Among Noteholders.

(i)	Forum; Waiver of Jury Trial. Each party irrevocably submits to the exclusive jurisdiction of the state and federal courts located in New York, New York in any action arising out of or relating to this Note, and irrevocably waives any objection to venue or the convenience of that forum. EACH PARTY IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATING TO THIS NOTE.

(j)	Notices. All notices under this Note shall be given in writing in the manner provided in the Agreement Among Noteholders, addressed, in the case of the Maker, to Second Spring Water, Inc., [***] Rowes Wharf, Suite [***], Boston, Massachusetts 02110, Attention: [***], Email: [***], and, in the case of the Holder, to the address set forth in the Agreement Among Noteholders.

(k)	Counterparts; Electronic Signatures. This Note may be executed and delivered by electronic means, and a signature delivered electronically has the same effect as an original signature. An executed signature page to this Note that is delivered into escrow is not released, delivered, or effective until it is released in accordance with Section 9 of the Agreement Among Noteholders. The Effective Date of this Note shall remain blank when the signature pages are executed and delivered into escrow, and the actual Funding Date shall be inserted as the Effective Date as a ministerial act upon the release of the signature pages and the concurrent release of the advances under both Bridge Notes.

(l)	Severability. If any provision of this Note is held to be invalid or unenforceable, the remaining provisions shall remain in full force and effect.

IN WITNESS WHEREOF, the Maker has executed this Secured Convertible Promissory Note as of the Effective Date.

MAKER:
Second Spring Water, Inc.

By:	/s/ Daniel P. Leff
Name:	Daniel P. Leff
Title:	President

[Signature Page to Secured Convertible Promissory Note]

IN WITNESS WHEREOF, the Maker has executed this Secured Promissory Note as of the Effective Date.

ACCEPTED AND AGREED:

A1R NOTEHOLDER:
Air Water Ventures Holdings Limited

By:	/s/ Pete Carr
Name:	Pete Carr
Title:	Authorized Signatory